NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES NYSE MKT LLC (the 'Exchange' or 'NYSE MKT') hereby notifies the Securities and Exchange Commission ('SEC') of its intention to remove the entire class of common stock (the 'Common Stock') of ACRE Realty Investors, Inc. (the 'Company') from listing and registration on the Exchange on July 21, 2017 pursuant to the provisions of Rule 12d2-2(b), because, in the opinion of the Exchange, the Common Stock is no longer suitable for continued listing and trading on the Exchange. The Exchange reached its decision to initiate delisting proceedings pursuant to Section 1002(c) of the NYSE MKT Company Guide, which applies when a company has sold or otherwise disposed of its principal operating assets, or has ceased to be an operating company. 1. On June 28, 2017, NYSE Regulation determined that the Common Stock of the Company should be suspended from trading, and directed the preparation and filing with the SEC of this application for the removal of the Common Stock from listing and registration on the Exchange. The Company was notified by phone on June 28, 2017 and by letter on June 29, 2017. 2. Pursuant to the above authorization, on June 28, 2017, a press release was immediately issued and notice was made on the 'ticker' of the Exchange announcing the suspension of trading in the Common Stock. Similar information was included on the Exchange's website. 3. The Company had a right to appeal the determination to delist the Common Stock by a Committee of the Board of Directors of the Exchange, provided that it filed a written request for such a review with the Secretary of the Exchange within seven calendar days of receiving notice of the delisting determination. The Company did not file such request within the specified time period. Consequently, all conditions precedent under SEC Rule 12d2-2(b) to the filing of this application have been satisfied.